SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2012 KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

KT

2012 1Q Earnings Release

Investor Relations MAY 7, 2012

Disclaimer

This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Financial Highlights

I. Financial Highlights

1. Consolidated Income Statement

2. Consolidated Statement of Financial Position & CAPEX (KT Only)

II. Business Overview (Consolidated)

III. Appendix

II. Business Overview

1. Wireless

K-IFRS / Consolidated

Revenue Breakdown

(Unit: KRW bn)

1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Wireless

Serv. 1,423.9 1,454.1 -2.1% 1,423.9 1,419.2 0.3%

Inter-con 188.1 191.1 -1.6% 188.1 190.5 -1.2%

Other 104.0 94.4 10.2% 104.0 109.9 -5.4%

Wireless

Wireless 1,716.0 1,739.6 -1.4% 1,716.0 1,719.6 -0.2%

Subscriber Trend

(KT Only)

(*1,000)

18,000 5%

16,299 16,296 16,391 16,563 16,599

16,000

4%

3.4%

14,000 3.1%

2.8% 2.9% 2.7% 3%

12,000

10,000 2%

1Q11 2Q11 3Q11 4Q11 1Q12

Mobile Subscribers (LHS)

Churn Rate (RHS)

Wireless Service

Decreased by 2.1% YoY due to KRW 1,000 tariff cut and continued influence of revenue discount plans

Despite seasonality, Wireless service revenue increased 0.3% QoQ

Smartphone subscribers are recorded at 8.54 mn, representing 51% of total subscriber base

Interconnection

Interconnection decreased both YoY and QoQ as wireless usage fell

(*1,000) 8,537

10,000 80.0%

351

70.0%

8,000 8,186

7,653 60.0%

6,000 51.4%

6,317 46.2% 50.0%

5,242

4,000 38.5%

3,837 32.2% 40.0%

2,000 23.5% 30.0%

0 20.0%

1Q11 2Q11 3Q11 4Q11 1Q12

LTE subscribers (LHS)

Smartphone subscribers (LHS)

% of Smartphone subscribers (RHS)

6

I. Financial Highlights

2. Statement of Financial Position & CAPEX

K-IFRS / Consolidated

(Unit:: KRW bn)

Consolidated 1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Assets 33,117.7 28,245.4 17.2% 33,117.7 32,085.4 3.2%

Cash and cash equivalents 1,571.0 1,140.8 37.7% 1,571.0 1,445.2 8.7%

Liabilities 20,668.7 16,682.1 23.9% 20,668.7 19,547.6 5.7%

Borrowings 11,451.0 10,099.4 13.4% 11,451.0 10,998.6 4.1%

Equity 12,449.0 11,563.3 7.7% 12,449.0 12,537.8 -0.7%

Capital stock 1,564.5 1,564.5 1,564.5 1,564.5

Net Debt 9,880.1 8,958.6 10.3% 9,880.1 9,553.4 3.4%

Liabilities to Equity Ratio (%) 166.0% 144.3% 21.8%p 166.0% 155.9% 10.1%p

Debt to Equity Ratio (%) 92.0% 87.3% 4.6%p 92.0% 87.7% 4.3%p

Net Debt to Equity Ratio (%) 79.4% 77.5% 1.9%p 79.4% 76.2% 3.2%p

(Unit:: KRW bn)

CAPEX (KT Only) 1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Wireless 660.9 363.1 82.0% 660.9 393.3 68.0%

Wireline 149.3 267.6 -44.2% 149.3 460.9 -67.6%

Overhead 87.2 58.2 49.8% 87.2 201.0 -56.6%

Total 897.4 688.9 30.3% 897.4 1,055.2 -15.0%

Business Overview

I. Financial Highlights (Consolidated) II. Business Overview (Consolidated)

1. Wireless

2. Fixed line

3. Media/Contents

4. Finance & Other Services

5. Operating Expenses III. Appendix

II. Business Overview

4. Finance and Others

K-IFRS / Consolidated

Revenue Breakdown

(Unit: KRW bn)

1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Finance 836.3 53.5 1462.1% 836.3 832.5 0.5%

Other

Services 261.5 237.3 10.2% 261.5 334.1 -21.7%

IT/Solution 135.2 147.0 -8.0% 135.2 186.7 -27.6%

Real Estate 44.4 39.8 11.6% 44.4 45.2 -1.8%

Other Subs. 81.9 50.6 62.0% 81.9 102.3 -19.9%

Merchandise Sales & Other Op. Revenue

(Unit: KRW bn)

1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Merch. Sales 997.5 1,071.9 -6.9% 997.5 1,190.5 -16.2%

Handsets 946.6 1,025.6 -7.7% 946.6 1,112.0 -14.9%

Other Merch. 51.0 46.2 10.2% 51.0 78.4 -35.0%

Other Op.

Revenue 52.0 234.9 -77.9% 52.0 396.5 -86.9%

Finance Revenue

Due to an inclusion of BC Card in consolidated F/S, Finance

revenue increased KRW 782.8bn YoY

KRW 770.1bn of BC Card

Revenue of consolidated F/S

Revenue rose slightly QoQ due to transaction volume

increase, despite commission fee rate fell

Other Services

IT/Solution revenue decreased YoY and QoQ due to SI

revenue fall

IT/Solution: Revenue

internet based services

Merchandise Sales

Due to the decrease in the wireless activation in 1Q12, merchandise sales fell YoY and QoQ was reflected in Finance

Other Operating Revenue

Due to the base effect of real estate monetization in 4Q11, Other Operating Revenue fell QoQ

Disposal gain of equity method investment in Skylife, which was recorded at KRW 187.4bn in 1Q11, led to YoY decrease

9

II. Business Overview

2. Fixed Line

K-IFRS / Consolidated

Revenue Breakdown

(Unit: KRW bn)

1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Telephony 886.8 972.1 -8.8% 886.8 932.6 -4.9%

Broadband 455.0 481.8 -5.6% 455.0 460.1 -1.1%

Lease Line 322.1 299.4 7.6% 322.1 297.9 8.1%

Service

Fixed Line 1,663.9 1,753.3 -5.1% 1,663.9 1,690.6 -1.6%

Subscriber Trend

(KT Only)

(*1,000)

30,000 26,938 26,901 26,952 26,982 26,987

7,552 7,629 7,724 7,823 7,922

20,000

2,932 3,038 3,156 3,230 3,294

16,453 16,234 16,071 15,929 15,771

10,000

63.4% 64.3%

62.2%

60.8%

59.3%

0

1Q11 2Q11 3Q11 4Q11 1Q12

Broadband VoIP

PSTN Broadband Bundling rate

Telephony

Telephony revenue decreased by 8.8% YoY due to subscriber and usage drops, but the revenue decrease alleviated

Compared to PSTN line losses of 181k in 1Q11, 1Q12 line loss slowed down, recording 158k

Broadband

Broadband subscribers are growing but due to increases in bundling, revenue decreased by 5.6% YoY

Broadband bundling rate for 1Q12 recorded at 64.3% and the trend continues to grow

Leased Line Service

Leased line and satellite service revenues increased for both YoY and QoQ

II. Business Overview

3. Media/Contents

K-IFRS / Consolidated

Revenue Breakdown

(Unit: KRW bn)

1Q12 1Q11 YoY 1Q12 4Q11 QoQ

Media 219.7 166.6 31.8% 219.7 209.4 4.9%

Contents 10.8 18.8 -42.4% 10.8 5.8 85.3%

Media & 230.5 185.5 24.3% 230.5 215.2 7.1%

Contents

Subscriber Trend

(KT Only)

(*1,000)

8,000 4,547 4,709 4,900 5,125 5,341

24.4%

23.3%

6,000 22.1%

20.5%

18.6%

4,000 1,549 1,656 1,761 1,881 2,015

844 966 1,081 1,195 1,301

2,000

2,154 2,088 2,058 2,049 2,025

0

1Q11 2Q11 3Q11 4Q11 1Q12

OTV OTS Skylife Only % of OTS

IPTV

IPTV revenue was recorded at KRW 100.8bn, representing an increase of 59.6% YoY

IPTV subscriber recorded 3.31mn which includes OTS subscriber of 1.3mn kt Skylife

Service revenue was stable but value added service revenue increased along with the subscriber increase

Media: Revenue comprised of IPTV and kt Skylife

Contents: Revenue comprised of kt mhows, kt music, sidusFNH and others

II. Business Overview
4. Finance and Others

K-IFRS / Consolidated

Revenue Breakdown

(Unit: KRW bn)

	1Q12	1Q11	YoY	1Q12	4Q11	QoQ
Finance	**836.3**	**53.5**	**1462.1%**	**836.3**	**832.5**	**0.5%**
Other Services	**261.5**	**237.3**	**10.2%**	**261.5**	**334.1**	**-21.7%**
IT/Solution	135.2	147.0	-8.0%	135.2	186.7	-27.6%
Real Estate	44.4	39.8	11.6%	44.4	45.2	-1.8%
Other Subs.	81.9	50.6	62.0%	81.9	102.3	-19.9%

Merchandise Sales & Other Op. Revenue

(Unit: KRW bn)

	1Q12	1Q11	YoY	1Q12	4Q11	QoQ
Merch. Sales	**997.5**	**1,071.9**	**-6.9%**	**997.5**	**1,190.5**	**-16.2%**
Handsets	946.6	1,025.6	-7.7%	946.6	1,112.0	-14.9%
Other Merch.	51.0	46.2	10.2%	51.0	78.4	-35.0%
Other Op. Revenue	**52.0**	**234.9**	**-77.9%**	**52.0**	**396.5**	**-86.9%**

- **Finance Revenue**
  - Due to an inclusion of BC Card in consolidated F/S, Finance revenue increased KRW 782.8bn YoY
    ※ KRW 770.1bn of BC Card revenue was reflected in Finance Revenue of consolidated F/S
  - Revenue rose slightly QoQ due to transaction volume increase, despite commission fee rate fell
- **Other Services**
  - IT/Solution revenue decreased YoY and QoQ due to SI revenue fall
    ※ IT/Solution: Revenue comprised of SI, IDC, and other internet based services
- **Merchandise Sales**
  - Due to the decrease in the wireless activation in 1Q12, merchandise sales fell YoY and QoQ
- **Other Operating Revenue**
  - Due to the base effect of real estate monetization in 4Q11, Other Operating Revenue fell QoQ
  - Disposal gain of equity method investment in Skylife, which was recorded at KRW 187.4bn in 1Q11, led to YoY decrease

9

kt

Appendix

K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated 1Q11 2Q11 3Q11 4Q11 1Q12

Asset 28,245 29,080 29,473 32,085 33,118

Current assets 7,958 8,182 8,434 9,791 10,919

Cash and cash equivalents 1,141 1,118 1,246 1,445 1,571

Trade and other current receivables 4,542 4,764 4,867 5,295 5,210

Inventories 737 729 646 675 895

Other current assets 1,538 1,572 1,675 2,376 3,242

Non-current assets 20,288 20,897 21,038 22,295 22,198

Trade and other current receivables 1,308 1,411 1,401 1,723 1,513

P.P.E 13,556 13,582 13,724 14,023 14,196

Other non-current assets 5,423 5,904 5,914 6,549 6,490

Liabilities 16,682 17,079 17,234 19,548 20,669

Current liabilities 8,000 8,397 7,731 8,745 10,572

Trade and other current payables 4,643 4,647 4,074 5,890 6,606

Short-term borrowings 2,610 3,034 3,034 2,112 3,074

Other current liabilities 747 716 623 742 892

Non-current liabilities 8,682 8,682 9,503 10,802 10,097

Trade and other current payables 381 651 655 652 658

Long-term borrowings 7,489 7,130 7,988 8,886 8,377

Other non-current liabilities 812 900 860 1,265 1,062

Equity 11,563 12,001 12,239 12,538 12,449

KT Stand Alone 1Q11 2Q11 3Q11 4Q11 1Q12

Asset 24,731 25,509 25,791 26,454 27,126

Current assets 5,905 6,172 6,218 6,376 7,072

Cash and cash equivalents 804 874 891 790 809

Trade and other current receivables 4,217 4,426 4,517 4,832 4,740

Inventories 606 596 487 514 723

Other current assets 278 276 323 239 800

Non-current assets 18,825 19,337 19,573 20,078 20,054

Trade and other current receivables 1,167 1,298 1,297 1,608 1,396

P.P.E 12,963 13,100 13,224 13,305 13,464

Other non-current assets 4,696 4,939 5,052 5,165 5,194

Liabilities 13,839 14,192 14,242 14,720 15,503

Current liabilities 6,723 7,003 6,238 6,036 7,347

Trade and other current payables 3,764 4,371 3,878 4,425 4,824

Short-term borrowings 1,773 2,073 1,904 1,086 1,877

Other current liabilities 1,187 560 456 524 646

Non-current liabilities 7,116 7,189 8,004 8,684 8,155

Trade and other current payables 287 597 604 597 611

Long-term borrowings 6,178 5,915 6,763 7,415 6,811

Other non-current liabilities 651 677 637 672 734

Equity 10,892 11,317 11,549 11,734 11,623

13

Appendix

I. Financial Highlights (Consolidated) II. Business Overview (Consolidated) III. Appendix

1. Income Statement (Consolidated/KT Only)

2. Statement of Financial Position (Consolidated/KT Only)

3. Factsheet (KT Only)

Appendix

K-IFRS Income Statement – Quarterly

(Unit: KRW bn)

[Consolidated I/S]	1Q11	2Q11	3Q11	4Q11	1Q12
Operating revenue	5,276	5,343	4,992	6,379	5,758
Service Revenue	3,969	4,074	4,050	4,792	4,708
Wireless	1,740	1,773	1,737	1,720	1,716
Fixed line	1,753	1,761	1,746	1,691	1,664
Media/Contents	185	187	213	215	231
Finance	54	59	51	833	836
Other service	237	293	303	334	262
Merchandise revenue	1,072	1,186	877	1,190	998
Other operating revenue	235	83	65	397	52
Operating expense	4,555	4,910	4,476	6,075	5,183
Service expense	3,394	3,603	3,486	4,502	4,129
Labor expense	684	724	701	748	733
General expense	1,524	1,610	1,637	2,555	2,364
Depreciation	722	741	751	746	763
Commissions	321	365	349	414	333
Advertising	39	42	40	63	24
Financial business expense	0	0	0	708	693
Other general expense	442	461	497	625	550
Cost of service provided	630	768	714	721	600
Cost of service	275	382	327	358	258
Interconnection fees	284	285	273	273	259
Other cost of service	71	101	113	91	83
Seling expense	556	502	434	477	431
Sales expense	496	461	395	474	399
Bad debt expense	60	40	40	3	33
Cost of merchandise sold	1,116	1,222	914	1,268	993
Other operating expense	45	85	76	305	61
Operating income	721	432	516	304	575
EBITDA	1,443	1,173	1,267	1,050	1,338
Non-operating income(loss)	-61	-72	-153	-91	-50
Non-operating income	131	112	28	-3	140
Non-operating expense	197	199	187	57	194
Equity Method gain/loss	5	15	7	-30	4
Income before income taxes	660	361	364	213	525
Income tax	109	102	108	-3	118
Income from continued operations	551	259	256	216	407
Income from discont. operations	4	162	0	5	0
Net income	555	421	256	220	408
Net income contributable to KT	550	418	252	227	387

[KT Stand alone I/S]	1Q11	2Q11	3Q11	4Q11	1Q12
Operating revenue	4,863	5,333	4,705	5,266	4,645
Service Revenue	3,728	3,808	3,803	3,724	3,640
Wireless	1,729	1,750	1,713	1,694	1,691
Fixed line	1,766	1,774	1,771	1,731	1,682
Media	63	74	80	100	102
Finance					
Other service	170	211	239	199	164
Sales of merchandise	1,088	1,190	842	1,141	961
Other operating revenue	48	335	60	401	44
Operating expense	4,338	4,671	4,199	4,932	4,129
Service expense	3,135	3,305	3,191	3,429	3,086
Labor expense	585	624	585	591	602
General expense	1,449	1,525	1,546	1,725	1,517
Depreciation	693	708	717	720	725
Commissions	335	376	360	415	333
Advertising	33	38	36	58	22
Financial business expense					
Other general expense	388	404	433	532	438
Cost of service provided	530	609	585	576	510
Cost of service	176	224	199	213	169
Interconnection fees	284	285	272	272	259
Other cost of service	71	101	114	91	83
Seling expense	571	546	475	536	457
Sales expense	528	515	444	538	437
Bad debt expense	43	31	31	-2	20
Cost of merchandise sold	1,162	1,276	932	1,242	989
Other operating expense	41	90	75	261	55
Operating income	525	661	506	333	516
EBITDA	1,218	1,369	1,224	1,053	1,240
Non-operating income(loss)	-65	-87	-156	-60	-54
Non-operating income	125	106	22	-10	134
Non-operating expense	191	193	178	50	188
Income before income taxes	460	575	351	273	462
Income tax	105	147	98	19	98
Net income	354	428	253	254	363

12

Appendix

K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q11	2Q11	3Q11	4Q11	1Q12
Asset	28,245	29,080	29,473	32,085	33,118
Current assets	7,958	8,182	8,434	9,791	10,919
Cash and cash equivalents	1,141	1,118	1,246	1,445	1,571
Trade and other current receivables	4,542	4,764	4,867	5,295	5,210
Inventories	737	729	646	675	895
Other current assets	1,538	1,572	1,675	2,376	3,242
Non-current assets	20,288	20,897	21,038	22,295	22,198
Trade and other current receivables	1,308	1,411	1,401	1,723	1,513
P.P.E	13,556	13,582	13,724	14,023	14,196
Other non-current assets	5,423	5,904	5,914	6,549	6,490
Liabilities	16,682	17,079	17,234	19,548	20,669
Current liabilities	8,000	8,397	7,731	8,745	10,572
Trade and other current payables	4,643	4,647	4,074	5,890	6,606
Short-term borrowings	2,610	3,034	3,034	2,112	3,074
Other current liabilities	747	716	623	742	892
Non-current liabilities	8,682	8,682	9,503	10,802	10,097
Trade and other current payables	381	651	655	652	658
Long-term borrowings	7,489	7,130	7,988	8,886	8,377
Other non-current liabilities	812	900	860	1,265	1,062
Equity	11,563	12,001	12,239	12,538	12,449

KT Stand Alone	1Q11	2Q11	3Q11	4Q11	1Q12
Asset	24,731	25,509	25,791	26,454	27,126
Current assets	5,905	6,172	6,218	6,376	7,072
Cash and cash equivalents	804	874	891	790	809
Trade and other current receivables	4,217	4,426	4,517	4,832	4,740
Inventories	606	596	487	514	723
Other current assets	278	276	323	239	800
Non-current assets	18,825	19,337	19,573	20,078	20,054
Trade and other current receivables	1,167	1,298	1,297	1,608	1,396
P.P.E	12,963	13,100	13,224	13,305	13,464
Other non-current assets	4,696	4,939	5,052	5,165	5,194
Liabilities	13,839	14,192	14,242	14,720	15,503
Current liabilities	6,723	7,003	6,238	6,036	7,347
Trade and other current payables	3,764	4,371	3,878	4,425	4,824
Short-term borrowings	1,773	2,073	1,904	1,086	1,877
Other current liabilities	1,187	560	456	524	646
Non-current liabilities	7,116	7,189	8,004	8,684	8,155
Trade and other current payables	287	597	604	597	611
Long-term borrowings	6,178	5,915	6,763	7,415	6,811
Other non-current liabilities	651	677	637	672	734
Equity	10,892	11,317	11,549	11,734	11,623

13

Appendix

Factsheet (KT Only)

Wireless 1Q 11 2Q 11 3Q 11 4Q 11 1Q 12 QoQ YoY

Total Wireless Subscribers 16,726 16,776 17,042 17,307 17,435 0.7% 4.2%

3G + LTE 16,299 16,296 16,391 16,563 16,599 0.2% 1.8%

WiBro 427 480 651 744 836 12.3% 96.0%

Mobile Subscribers (*1,000)

Gross addition 1,684 1,861 1,621 1,808 1,410 -22.0% -16.3%

Deactivation 1,426 1,864 1,526 1,636 1,375 -16.0% -3.6%

Net addition 258 -3 95 172 36 -79.3% -86.2%

Churn rate (%) 2.8% 3.4% 2.9% 3.1% 2.7% -0.4%p -0.1%p

Subscribers 16,299 16,296 16,391 16,563 16,599 0.2% 1.8%

Mobile: CDMA+WCDMA

Mobile ARPU (Won)

Wireless Service 30,247 30,178 29,609 28,826 28,722 -0.4% -5.0%

Interconnection 4,014 4,118 3,961 3,943 3,869 -1.9% -3.6%

ARPU: WCDMA+LTE subscribers

Wireless Service : Voice + Data

Wireline 1Q11 2Q11 3Q11 4Q11 1Q12 QoQ YoY

Subscribers (*1,000)

Telephony 19,386 19,272 19,227 19,159 19,065 -0.5% -1.7%

PSTN 16,453 16,234 16,071 15,929 15,771 -1.0% -4.1%

VoIP 2,932 3,038 3,156 3,230 3,294 2.0% 12.4%

Broadband 7,552 7,629 7,724 7,823 7,922 1.3% 4.9%

IPTV 2,393 2,622 2,842 3,076 3,316 7.8% 38.5%